SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Contingency Payment: Termoceará Ltda (MPX)

Rio de Janeiro, January 13 2005 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company informs that in relation to the consortium contract and a connected contract denominated the “Participation Agreement” signed with Termoceará Ltda. (MPX) for the construction, operation and sale of energy generated by the Termoceará Thermoelectric Power Plant (UTE), it today obtained an interlocutory court injunction from a Rio de Janeiro civil court. The injunction ruled in favor of the suspending of the Petrobras’ Contingency Payment, conditional on a court deposit of the value demanded by Termoceará Ltda (MPX), to be held until the installation of the respective arbitration tribunal. Petrobras has already lodged the deposit in the required amount of the Contingency Payment, pledged to the courts and the Arbitration Tribunal to be installed.

Under the above-mentioned contracts, Petrobras and MPX agreed to construct, operate and sell the energy generated by the UTE Termoceará.

According to these contracts, in the event of the plant’s revenues being insufficient to cover the power plant’s costs during certain periods, Petrobras would be called upon to make a cash contribution known as a “Contingency Payment”.

Due to the structural changes in the market, Petrobras is being called upon to constantly make the so-called “Contingency Payments”. In these circumstances, this eventual liability has become a permanent one, creating an excessive financial burden for Petrobras. On the other hand, this situation is an extremely advantageous one for MPX, since should the situation persist, on the expiry of the contract, the company would become the owner of a power plant amortized from the “Contingency Payment” contributions made by Petrobras.

For about ten months now, Petrobras has been endeavoring to reach an amicable solution to this situation – however, without success to the present. For the period that has elapsed under the contract to December 2004, Petrobras has already disbursed approximately US$ 100 million. The Company’s total exposure up to the final contractual expiry date, should continued monthly “Contingency Payments” be considered valid, would be in the region of US$ 325 million.

Yesterday, in compliance with the contractual provisions, Petrobras notified MPX to proceed with the negotiations pursuant to the procedures provided for in the contract with the purpose of reaching an amicable solution. For Petrobras, this remains the preferred outcome in spite of the favorable ruling obtained today in the courts. Negotiations are proceeding, Petrobras’ objective being to reach an agreement in accordance with usual business practices. Should this prove impossible, pursuant to the contract, Petrobras will maintain its request for the installation of an arbitration tribunal to resolve the dispute in a final and conclusive manner.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.